SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report
(Date of earliest event reported): October 11, 2001

ARIAD PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-21696**	**22-310698**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26 LANDSDOWNE STREET
CAMBRIDGE, MASSACHUSETTS 02139
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code:
(617) 494-0400

TABLE OF CONTENTS

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

   (c) Exhibits.

   99.1 The Registrant's Press Release dated October 11, 2001.

ITEM 9. REGULATION FD DISCLOSURE

   On October 11, 2001, the Registrant publicly disseminated a Press Release announcing that the Company is presenting today, October 11, 2001, results of recent studies on its new small-molecule drug candidates to treat bone metastases and solid tumors and the status of their development at the UBS Warburg Global Life Sciences Conference.

   The information contained in the Press Release dated October 11, 2001 is incorporated herein by reference and attached as Exhibit 99.1 hereto. This information is furnished, and not filed, pursuant to Item 9.


SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


ARIAD PHARMACEUTICALS, INC.


By: /s/ Brian A. Lajoie
_____

     Brian A. Lajoie
     Interim Chief Financial Officer

Date: October 11, 2001

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
99.1	The Registrant's Press Release dated October 11, 2001.	4